October 14, 2011

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:      Landmark Energy Enterprise, Inc.
Form 10-K for Fiscal Year Ended October 31, 2010
Filed February 11, 2011
Form 10-Q for Fiscal Quarter Ended January 31, 2011
Filed March 14, 2011
Form 10-Q for Fiscal Quarter Ended April 30, 2011
Filed June 21, 2011
Correspondence Submitted July 22, 2011
File No. 000-54153

Form 10-K for the Fiscal Year Ended October 31, 2010

Cover Page

1.
Please update your EDGAR company profile to include your current business address and mailing address. If you require technical assistance, please consult the EDGAR manual, and if additional information is required, you may contact Filer Support at (202) 551-8900

Response:  We have informed our EDGAR filing agent to update our company file to include our business and mailing address and phone number as follows:

Landmark Energy Enterprise, Inc.
1404 E Joppa Road
Towson, MD 21286
Phone: 443-956-2392

Exhibits.

2.
In the amended Form 10-K, please also ensure that you include new certifications by each principal executive and principal financial officer that refer to the amended filing. Refer to Rule 12b-15 of Regulation 12B. This comment also applies to any amended Form 10-Q.

Response:

We will include new certifications by each principal executive and principal financial officer on all of our amended filings.

Forms 10-Q for Fiscal Quarters Ended January 31, 2011 and April 30, 2011

3.
We note that each Form 10-Q indicates that DC&P were effective at the end of each period. Please revise your filings to disclose that DC&P were not effective in order to be consistent with the amended Form 10-K, or if management has concluded they are effective, describe the change in facts and circumstances that led to the new conclusion.

Response:

We will revise our Form 10-Qs to disclose that DC&P were not effective in order to be consistent with the amended Form 10-K

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Landmark Energy Enterprise Inc (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance. We will file the amended Form 10-K immediately when Staff accepts our responses to all comments and has no further comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us via phone: 410-296-2467, also with copy to our legal counsel’s office at Bernard & Yam, LLP, Attn: Man Yam, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours

/s/ Yidian Dong
Yidian Dong
Chief Executive Officer
Chief Financial Officer

Landmark Energy Enterprise Inc